Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

January 8, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie Bitcoin Fund
File No. 333-252344

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding amendment no. 5 to the registration statement filed on Form S-1 for the Valkyrie Bitcoin Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 29, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

We refer you to your response to comment 2 of our letter dated September 29, 2023 and note your disclosure on page 97 of the Registration Statement filed on December 29, 2023 that you intend to use a fact sheet. To the extent you intend to use a fact sheet, please provide us a copy for our review.

Response to Comment 1

The Trust does not intend to use a fact sheet. The disclosure has been revised accordingly.

Comment 2 – Cover Page

Please revise the cover page to disclose the price per Share of the initial Basket and disclose the aggregate price of the initial Basket.

January 8, 2024

Response to Comment 2

The disclosure has been revised to disclose the initial price per Share and the aggregate price of the initial Basket on the cover page.

Comment 3 – Prospectus Summary. Trust Overview

We note your revised disclosure in response to comment 5 on page 1 of the Registration Statement filed on December 29, 2023 that shareholders will have no voting rights under the Trust Agreement, except in limited circumstances. Please revise to explain what you mean by “limited circumstances.”

Response to Comment 3

Pursuant to the Staff’s comment, the disclosure has been revised for clarity as follows:

“Shareholders have very limited voting rights as set forth in the Trust Agreement. However, certain actions, such as amendments or modifications that appoint a new sponsor (upon the withdrawal, removal or the adjudication or admission of bankruptcy or insolvency of the Sponsor) require the consent of Shareholders owning a majority (over 50%) of the outstanding Shares of the Trust (not including Shares held by the Sponsor or its Affiliates).”

Comment 4 – Prospectus Summary. Use of the CME CF Bitcoin Reference Rate – New York Variant

Refer to your revised disclosure on page 1 of the Registration Statement filed on December 29, 2023. Please revise your disclosure regarding the “Administrator's BRR” to clarify that you are referring to the Benchmark Administrator or advise.

Response to Comment 4

The reference to the “Administrator’s BRR” is meant to refer to the CME CF Bitcoin Reference Rate, which is defined as BRR in the Registration Statement. The disclosure has been revised as follows:

The Index, which was introduced on February 28, 2022, is based on materially the same methodology (except calculation time) as the CME CF Bitcoin Reference Rate, which was first introduced on November 14, 2016 and is the rate on which bitcoin futures contracts are cash-settled in U.S. dollars at the CME.

January 8, 2024

Comment 5 – Prospectus Summary. Purchases and Sales of Bitcoin

We note your disclosure on page 3 of the Registration Statement filed on December 29, 2023 that “[t]he Sponsor, on behalf of the Trust, may engage additional Bitcoin Trading Counterparties at any time and without notice to shareholders.” Please revise to disclose how the Sponsor will inform Shareholders that it has engaged additional Bitcoin Trading Counterparties. In addition, we note your revised disclosure on page 7 of the Registration Statement filed on December 29, 2023 that “[i]n the Sponsor's sole discretion, all or any portion of a Sponsor-paid Expense may be re-designated as an Additional Trust Expense.” Please revise to disclose how Shareholders will be notified that a Sponsor-paid Expense has been re-designated as an Additional Trust Expense.

Response to Comment 5

The Trust currently has one Bitcoin Trading Counterparty but it is expected that the Trust will engage additional Bitcoin Trading Counterparties. The Trust confirms it will provide Shareholders will update the list of Bitcoin Trading Parties on its annual Form 10-K filing. The Trust further confirms it will provide notice to Shareholders that a Sponsor-paid Expense has been redesignated as an Additional Trust Expense in a prospectus supplement and/or through a current report on Form 8-K or in the Trust’s annual or quarterly reports. The disclosure has been revised accordingly.

Comment 6 – Calculation of NAV

Refer to your responses to comment 8 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure in the Registration Statement filed on December 29, 2023 that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

Response to Comment 6

The Trust confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Trust’s responses and the Trust’s current fair value accounting policy. The Trust confirms its understanding that the Staff may comment further on this matter in future filing reviews once the Trust is operational.

January 8, 2024

Comment 7 – Calculation of NAV

Refer to your response to comment 14 in the correspondence filed for the Registration Statement on December 29, 2023. Please revise to disclose how the Lukka Prime Reference Rate is calculated. In addition, please include the license agreement as an exhibit to your registration statement.

Response to Comment 7

The disclosure has been revised to discuss how the Lukka Prime Reference Rate is calculated. The Trust further confirms that the index license agreement has been filed as an exhibit to the Registration Statement.

Comment 8 – Custody of the Trust’s Bitcoin

Refer to your response to comment 20 in the correspondence filed for the Registration Statement on December 29, 2023. Please revise to disclose here the policy amount of Coinbase Global's insurance policy, and please disclose here whether the Sponsor has provided instructions to the Custodian regarding airdrops or forks.

Response to Comment 8

The Trust notes that the policy amount is currently disclosed under the risk factor entitled “Shareholders’ limited rights of legal recourse against the Trust, Trustee, Sponsor, Administrator, Transfer Agent, Cash Custodian, Coinbase Prime Broker and Custodian and the Trust’s lack of direct insurance protection expose the Trust and its Shareholders to the risk of loss of the Trust’s bitcoin for which no person is liable”. However, the Trust has also included the amount in the seventh paragraph under “Custody of the Trust’s Bitcoin.”

The Trust points the Staff to the second paragraph under the risk entitled, “Shareholders may not receive the benefits of any forks or “airdrops”, which states: “The Trust Agreement provides, and the Sponsor has communicated to the Custodian, that the Trust disclaims all rights to Incidental Rights and IR Virtual Currencies.” The Trust has updated the disclosure under “Custody of the Trust’s Bitcoin” to reflect the same.

January 8, 2024

Comment 9 – Description of Creation and Redemption of Shares. Creation Procedures

Refer to your response to comment 21 in the correspondence filed for the Registration Statement on December 29, 2023. Your revised disclosure on page 81 of the Registration Statement filed on December 29, 2023 that “[b]y placing a purchase order, an Authorized Participant agrees to facilitate the deposit of bitcoin with the Coinbase Prime Broker or cash with the Cash Custodian” is inconsistent with your disclosure on page 59 that the third party to deliver the bitcoin will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust. Please revise for consistency and clarity. In addition, please revise to disclose here, if true, that the Authorized Participant is responsible for all expenses related to the acquisition of bitcoin in connection with a creation order and that the Authorized Participant is responsible for all expenses related to the sale of bitcoin in connection with a redemption order. If there are expenses related to creation and redemption orders that are not paid by the Authorized Participant, please disclose. For example, we note your disclosure on page 84 that “[a]ny costs related to transactions and transfers from the Trust’s Trading Account to the Trust’s Vault Account are borne by the Coinbase Prime Broker (and not the Trust or its Shareholders).”

Response to Comment 9

The disclosure referenced on page 59 has been removed from the Registration Statement.

The Trust confirms that the Authorized Participant is responsible for all expenses related to the acquisition of bitcoin in connection with a creation order and all expenses related to the sale of bitcoin in connection with a redemption order. The disclosure has been updated in accordance with the Staff’s comment.

The Trust further notes that the referenced disclosure on page 84 has been revised as follows:

“Any costs related to transfers from the Trust’s Trading Account to the Trust’s Vault Account are borne by the Sponsor (and not the Trust or its Shareholders).”

Comment 10 – Governing Law; Consent to Delaware Jurisdiction

Please revise your governing document to state clearly how the exclusive forum provision applies to actions arising under the Securities Act and Exchange Act.

January 8, 2024

Response to Comment 10

The Sponsor respectfully declines to make the requested change as it believes this is already reflected in the First Amended and Restated Trust Agreement, which provides:

The provisions of this Trust Agreement are severable, and if the Sponsor shall determine, with the advice of counsel, that any one or more of such provisions (the “Conflicting Provisions”) are in conflict with the Code, the Delaware Trust Statute, the Securities Act, if applicable, or other applicable U.S. federal or state laws or the rules and regulations of any Secondary Market, the Conflicting Provisions shall be deemed never to have constituted a part of this Trust Agreement, even without any amendment of this Trust Agreement pursuant to this Trust Agreement; provided, however, that such determination by the Sponsor shall not affect or impair any of the remaining provisions of this Trust Agreement or render invalid or improper any action taken or omitted prior to such determination. No Sponsor or Trustee shall be liable for making or failing to make such a determination.

The Sponsor notes that these “blue pencil” provisions are routinely used in the governing documents of investment companies registered under the Investment Company Act of 1940.

Comment 11 – Experts

You disclose the financial statements will be included in reliance on the report of Cohen & Company, Ltd on page 96 of the Registration Statement filed on December 29, 2023. As we note that you have included financial statements, please revise.

Response to Comment 11

The disclosure has been revised in accordance with the Staff’s comment.

January 8, 2024

Comment 12 – Plan of Distribution. Selling Shareholders

We note your addition of this Selling Shareholders disclosure on page 96 of the Registration Statement filed on December 29, 2023. We also note your cover page disclosure that the initial Authorized Participant is Cantor Fitzgerald & Co. and that StoneX Financial Inc. will serve as the lead market maker. Please revise to clarify whether there are any Selling Shareholders in this offering and provide additional information about the Selling Shareholders, including but not limited to, their identities, the amount of Shares that they hold and will sell, the consideration paid, their relationship to the Sponsor, and their status as an underwriter. In addition, please disclose the material terms of the agreement with StoneX Financial Inc.

Response to Comment 12

The disclosure has been revised in accordance with the Staff’s comment. The Sponsor notes that the disclosure regarding the lead market maker has been removed as it is not required by the Form. The Sponsor notes that lead market makers do not enter agreements with ETPs or their sponsors; rather, such arrangements are with the applicable securities exchanges on which ETP shares are listed. The Sponsor further notes that the Seed Capital Investor is a Selling Shareholder.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren